Mail Stop 4569

Via U.S. Mail and Facsimile (818) 907-658

October 28, 2005

George M. Ray
President
CBC Holding Company
102 West Roanoke Drive
Fitzgerald, Georgia 31750

RE: CBC Holding Company
Schedule 14A
Filed on September 26, 2005
File Number 0-22451
Schedule 13E-3
Filed on September 26, 2005
File Number 5-52551

Dear Mr. Ray:

 We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

 The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. It appears that some unaffiliated security holders will be permitted to elect to become S-corporation shareholders, and other will not. Because the transaction will have different effects on different groups of unaffiliated security holders, you must revise the document to provide the filing person's fairness determination with respect to each group of security holders. See Q&A No. 19 of Exchange Act Release No. 17719 (April 13, 1981). We note that in certain sections of the document, you state that the transaction is fair to the company, that it is fair to the unaffiliated security holders (cover page) , and that it is "fair to our unaffiliated shareholders who will receive cash . . . and . . .who will retain their shares"; however, you should revise the document throughout to clarify that each filing person made two separate fairness determinations, one with respect to each group of unaffiliated security holders. In doing so, clarify which factors included in the board's discussion of its fairness determination support or detract from the fairness determinations with respect to each group.

Schedule 14A

2. Please provide a form of proxy, marked as a preliminary copy, with your amended filing.

Shareholder Letter

3. Please review your document to cull legalisms, redundancies, jargon, defined terms, and impenetrable sentences and delete information that is not important to shareholders. For example paragraph two contains the legal steps for the transaction and disclosure of the Interim Corporation, which is defined, none of which is helpful to the reader on the cover page. A few pages later the information is repeated, the interim company is again defined and the legalisms "with and into," and, "pursuant to" are used.

4. We understand from discussions with Mr. Wheeler, counsel for the company, that all shareholders will be cashed out except for those who are members of the 70 family groups. If correct, please explain this situation clearly in the cover letter and the proxy statement. Please address in the forepart of the proxy statement the following related comments:

    *   Disclose what a family group and family group member is. Provide more detailed discussion of this in the proxy statement. Also explain who determined to have 70 family groups and why, and how the 70 family groups where chosen, and whether or not the number of family groups will change during the solicitation period.

- Disclose how and when shareholders will be notified whether or not they are a family group member and whether or not shareholders can contest the determination as to whether or not they are in a family group.

- Supply us supplementally with any supplemental correspondence that will be used.

- We understand that you may only write to those who are family members. Consider providing in the proxy statement a telephone number or other means for all shareholders to confirm their status in a timely manner.

- Advise us supplementally as to the precedent for this family group arrangement.

- Disclose whether a family group member can choose to be cashed out.

- Clarify how a security holder can determine, with certainty, whether or not they are eligible to make the S election. Revise the fairness determinations to clarify what consideration the filing persons gave to this uncertainty in determining that the transaction was fair to both groups of unaffiliated security holders.

5. Clarify that all shareholders have dissenters rights and explain what this means.

6. The concept of a subchapter S corporation may be unknown to your reader. Please briefly explain this concept.

7. You state that you "cannot advise [security holders] regarding the merits of the options available to [them] through the reorganization plan." As each filing person must provide a fairness determination with respect to the transaction, this disclosure is unclear. Please revise.

General

8. Revise the document to provide all appendices. With respect to Appendix D, please tell us why you have provided an excerpt from the Georgia Business Corporation Code relating to dissenters' rights. If you have provided all information with respect to dissenters' rights, but excerpts from related areas of the code, please clarify.

Important Notices

9. Reference is made to the last sentence of paragraph two. Please advise us of the basis for this statement and the reason for it. We note that what shareholders will be provided with will be a public document. It is also unclear to us the basis for the first sentence in the last paragraph. Please advise.

Summary Term Sheet, page 1

10. Please delete the qualification in the second sentence. By definition a summary is short and abbreviated, and therefore the qualification is unnecessary.

11. We note in the agreement that there are additional factors dealing with who will be cashed out. For example, those in Item (a)(3) and (a)(4) dealing with the number of shares owned and state of residence. It is not clear why these are included in the agreement. To the extent that they impact shareholders who belong to one of the 70 family groups, please address these factors in the proxy statement.

12. It appears that the proxy statement is addressed to three basic groups, at times those who are members of a family group, at times to shareholders who are not members of a family group and sometimes to both groups. Please revise the proxy statement so that it is clear to whom you are speaking on a given issue. For example, the requirements that must be met in order to maintain one's stock ownership status seem only to apply to those who are in a family group. Dissenter's rights seem to apply to all. Please consider this issue throughout the proxy statement and make appropriate clarifying changes.

13. Clarify how and until what date a security holder may change or revoke his or her election.

Effects of the reorganization…, page 2

14. Please provide us with a copy of the valuation or opinion and file it as an Exhibit to the Schedule 13E-3 as required by Item 1016 of Regulation M-A. Disclose who determined the price to be paid to shareholders cashed out in the transaction and how the price was determined. If the financial advisor was asked to set the price to be paid, please clarify this fact, as required by Item 1015(b)(5) of Regulation M-A.

15. Explain how you derived the 241 figure. Also, such as on page 13 where you discuss the number of shares outstanding, explain the assumptions you are using. Also clarify how the 241 number conforms with your desire to qualify as a Sub-chapter S company that you say requires less than 100 shareholders.

16. In the fourth bullet point, ("Diluted earnings per share…") disclose the time periods discussed for the June 30, 2005 date; i.e. is this for 6 months or for a year.

Fairness of the Reorganization, page 3

17. It appears from the information in the proxy statement that Southard provided you with a range of values. For example, using their whole bank transaction it appears to us that they have valued each stock at $21 per share. Please clarify this point, with quantification, as correct.

18. In the first full paragraph on page 4 you state that the price represents a 30% premium. Consider revising the text to delete the term premium because it would seem to us that to have a premium, that should refer to an amount larger than the standard multiple over book.

19. Clarify to whom you refer when you state, "We believe the reorganization is fair. . . ." Revise the summary term sheet to summarize the fairness determinations provided by each filing person. Also revise the summary term sheet to briefly describe the affiliates' conflicts of interest.

Market for CBC Holding Company's Common Stock, page 4

20. Explain how this required level of ownership interrelates with the requirement that one be a member of a family group in order to continue as a shareholder.

21. You state, "To obtain information regarding purchasing additional shares in the open market, please contact George Ray at . . . ." Tell us what information Mr. Ray will provide security holders in this regard.

22. Disclose how many shares will have to be owned in order to become eligible to receive stock. Also, explain the impact of the limited market in your shares on a shareholder's ability to purchase additional shares, particularly if other limited owners are also seeking additional shares.

Dissenters' Rights, page 5

23. Briefly describe what it means to use dissenters' rights.

24. Describe the basic steps a shareholder must follow to obtain dissenters rights.

Purpose of the Reorganization Plan, page 9

25. In the fourth paragraph label the term, fair price, as an opinion.

Alternatives Considered…, page 10

26. At the end of this first section you reference alternatives that were "included." Please revise the text to clarify that the matters that follow include all of the material alternatives considered. Also, disclose what consideration was given to maintaining the status quo.

Background of the Transaction, page 10

27. We note your next page reference to a meeting on August 3, 2005. Please expand the discussion of the background of the reverse stock split to describe all meetings, negotiations, contacts, or the like, among board members, management and third parties. In doing so, please identify the participants in and initiators of each meeting or contact and the date (if there are more than those already disclosed) of each meeting. In particular, we note the following:

    a. What members of management and/or the board were involved in these determinations?
    b. Discuss the role of the individuals who will control the company after the transaction and describe how they participated in structuring the terms of the transaction.
    c. Disclose the material items and terms discussed at each meeting.
    d. Disclose when the board made its fairness determination.
    e. Elaborate upon how the board determined that the midpoint of the range of values, as opposed to some other number within that range, was deemed to be the "best estimate of the fair value of the common stock."
    f. Elaborate upon how the board arrived at the ratio of 100:1, as opposed to a lower ratio, considering this ratio will reduce the number of shareholders well under the threshold that will allow deregistration.

28. To the extent practicable, quantify the anticipated future cost increases discussed in the paragraph at the top of page 11.

29. Disclose the method of selection of the financial advisor and the financial advisor's qualification as required by Item 1015(b)(2) and (3) of Regulation M-A.

Reasons for the Reorganization, page 12

30. You cite the limited market for common stock as a reason for the reorganization. Revise the filing to disclose information regarding the volume of trading in your securities for the past two years. Also provide the market information required by Item 1002(c) of Regulation M-A.

Potential Disadvantages of the Reorganization, page 13

31. Disclose what information, if any, you plan to disseminate to security holders after the reorganization.

Reduction in Book Value…, page 14

32. While the staff encourages projections, you may wish to check the December 31, 2006 date in this section.

Consolidation of Management Ownership, page 15

33. It is unclear how you determined that an increase in beneficial ownership from 34.2% to 47.7% is "slight." Please revise this section, the disclosure on page 16, and other similar statements throughout the proxy.

Remaining Shares, page 15

34. Reference is made to the last sentence in the third from last paragraph. Clarify if the June 30 information is for a year or six months.

Tax Benefits of a Subchapter S Corporation, page 17

35. We note the disclosure that "a subchapter S corporation has a distinct advantage over a regular corporation in structuring a more tax-advantaged sale of the corporation's business to a prospective buyer." While we note disclosure later on this page that you have no current plans to sell the business, if the desire to be a more attractive target for acquisition is one purpose of conducting a transaction in this form at this time for any of the filing persons, then revise the document to disclose this fact, as required by Item 1013(c) of Regulation M-A.

Federal Income Tax Consequences…, page 19

36. Disclose whether this discussion reflects a tax opinion received by CBC. If it does, identify the party supplying the opinion and include it as an exhibit.

Recommendation of the Board of Directors; Fairness…, page 21

37. Please disclose whether all of the directors participated in the vote for the transaction. See Item 1014(a) of Regulation M-A.

38. At the bottom of page 21 you state that "no director or executive officer is making any recommendation to the shareholders in his or her individual capacity"; however, it appears that these persons have made individual recommendations to the extent that they are filing persons on the Schedule 13E-3. On page 26, you disclose that the named filing persons believe the transaction is in the best interests of the unaffiliated security holders. Please clarify the disclosure on page 21.

Substantive Fairness, page 22

39. Disclose whether each factor described did or did not support the conclusion of the CBC directors. If all of the factors supported the fairness conclusion, state this fact in the document.

40. In addressing the work of Southard Financial, disclose whether all of the different forms of analysis supported the fairness opinion. If they did not, disclose which did not, how they did not and how this was considered in your overall conclusion.

41. To the extent practicable, disclose the weight assigned to each factor considered, including the individual forms of analysis provided by Southard Financial. See Item 1014(b) of Regulation M-A.

42. Fill in the blanks in this section so that the fairness discussion is complete. It is unclear why you have left the market price information blank, as it appears the board has reached its fairness determination. If it has not, please advise. Provide the date of the board's fairness determination.

Procedural Fairness, page 25

43. Revise the disclosure at the top of page 25 to clarify that requiring the transaction to be approved by a majority of the minority usurps the ability of *affiliates* to approve the transaction.

Opinion of Southard Financial, page 23

44. In the heading and text, disclose upon what issues Southard Financial was requested to opine. Note also on page 26.

45. We remind you that each and every report, opinion, consultation, whether written or oral, received by the company or any affiliates from any third party materially related to this transaction constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit to Schedule 13E-3. This includes, for example, any written documentation furnished to the board in connection with an oral presentation, such as, board books, analyses, talking papers, drafts, summaries, outlines, and the like. Also, confirm to us that you have described in detail all oral presentations made to the board by Southard Financial concerning the valuation methodologies it used in preparing its opinion.

Opportunity to Liquidate Shares of Common Stock, page 23

46. On page 24 you note that the board is not aware of any firm offers. Please advise us whether there were any offers or discussion with respect to the sale of the company. Also disclose whether or not the board attempted to sell the company. If there were attempts to sell the company, outline to shareholders what happened.

Opinion of Independent Financial Advisor, page 26

47. Identify the nature and relationship of Powell Goldstein to CBC. Also disclose the payment arrangements, for example, is this amount unconditional or is it based on successful completion of the transaction.

Analysis under Asset-based Approach, page 26

48. Please provide concluding values on a per share basis, such as the adjusted valuation asset based approach value on page 27, page 29 and, in the table on page 30, in the line item, Valuation – Whole Bank Transactions Method, give each on a per share basis.

49. In table 8, an investor's required rate of return 14% is used. We note the disclosure on page 23, where shareholders at $17.80 receive an annualized return of 6.24%. Please note the value had the computation used 6.24%.

Discounted Cash Flow Method, page 31

50. Clarify how the advisor chose a 5% earnings growth rate. Is this value consistent with the company's historical growth? Provide similar clarification regarding the assumed equity/asset ratio of 8%.

Dissenters' Rights, page 34

51. Please give the address to which shareholders must write to give notice, referenced at the top of page 35.

Solicitation of Proxies, page 36

52. Disclose all means by which you will solicit proxies. Please confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.

Source of Funds and Expenses, page 42

53. Clarify your plans for issuing trust preferred securities. File the commitment letter from StoneCastle as an exhibit to the Schedule 13E-3.

Stock Ownership, page 51

54. Revise the table, or provide an additional table, which discloses each person's percentage of beneficial ownership after the reorganization.

Market for Common Stock, page 53

55. For each period required, please provide the high and low of which management is aware. This information is particularly important given the lack of any other source for this information.

Description of Common Stock, page 53

56. You reference non-voting stock in the second paragraph on page 54. Please disclose whether you have non-voting stock outstanding or plan to issue it.

Additional Information, page 55

57. We note that you have incorporated by reference the information required by Item 14(c)(2) of Schedule 14A. Please note that this information may be incorporated by reference into the filing to the same extent as would be permitted by Form S-4. See Item 14(e)(1) of Schedule 14A and Part C, Item 15 of Form S-4. We note

that you had a public float of $9,514,752 as of December 30, 2004. It appears your public float is insufficient for you to be eligible to incorporate by reference in this manner. Please revise the document accordingly or provide us your analysis. Refer to Item 14(e)(1) of Schedule 14A and Part C, Item 16 or Item 17 of Form S-4, as applicable to you.

Selected Historical …Data, page 57

58. Please give the key performance ratios on a percentage basis.

59. Provide the ratio of earnings to fixed charges for the years ended December 31, 2004 and 2003.

* * * * *

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions please contact David Lyon at 202-551-3421, or me at 202-551-3418. You may also contact Abby Adams in the Office of Mergers and Acquisitions at 202-551-3262.

Sincerely,

William C-L Friar
Senior Financial Analyst

By FAX: James C. Wheeler
Fax number 404-572-6999